UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2008

___________________________

BHP BILLITON LIMITED
(ABN 49 004 028 077)
(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA
(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA
3000 AUSTRALIA
(Address of principal executive offices)

BHP BILLITON PLC
(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM
(Address of principal executive offices)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE
Release Time	IMMEDIATE
Date	30 May 2008
Number	19/08

BHP BILLITON FILES FORM CO

BHP Billiton is today making its official competition filing to the European Commission in relation to its proposed acquisition of Rio Tinto.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia	United Kingdom & South Africa
Samantha Evans, Media Relations	Andre Liebenberg, Investor Relations
Tel: +61 3 9609 2898 Mobile +61 400 693 915	Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Samantha.Evans@bhpbilliton.com	email: Andre.Liebenberg@bhpbilliton.com

Leng Lau, Investor Relations	Illtud Harri, Media Relations
Tel: +61 3 9609 4202 Mobile +61 403 533 706	Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Leng.Y.Lau@bhpbilliton.com	email: Illtud.Harri@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered In Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel + 61 1300 55 4757 Fax + 61 3 9609 3015	Tel +44 20 7802 400 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc
Date: 30 May 2008	By:	Jane McAloon
	Name: Title:	________________________________________ Jane McAloon Group Company Secretary